Exhibit 99.1

23 January 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of General Meeting

Appointment of Specialist Business Advisory Firm – Quantuma

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that at its General Meeting held at 10.00 a.m. today all ordinary resolutions were carried, but all other resolutions were not passed by shareholders, as set out in the table below. As certain resolutions were inter-conditional, only Resolution 4 (general authority to allot securities) was therefore passed. Accordingly, the proposed acquisition of Bioasis Technologies, Inc. and the proposed transactions related thereto, including the Change of Name, will not proceed.

While the Company has sufficient cash resources to fund its operations until mid-March 2023 and the Board will seek to preserve its cash resources as far as practicable, it urgently requires a commitment for alternative sources of funding in advance of mid-March 2023 to be able to continue as a going concern and the Board are exploring options. There can be no guarantee that the Company will be able to find alternative sources of funding on a timely basis. If alternative funding is not available, the Directors believe that it is likely that the Company could be forced to enter into administration.

The Board wishes to ensure that it is acting in the best interests of creditors and other stakeholders. Therefore, in light of today’s vote at the General Meeting and its financial position, the Company has appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.

Further announcement(s) will be made as and when appropriate.

Capitalised terms shall have the same meanings as those set out in the Company’s circular dated 5 January 2023.

The votes received in respect of the Resolutions were as follows:

Resolution		For		Against

1	That the directors be authorised to allot the Transaction Shares	24,144,874	62.53%	14,470,936	37.47%

2	That the directors be authorised to allot shares in connection with the issue of the New Options, the New Warrants and the Bioasis Warrants	24,089,977	62.37%	14,532,883	37.63%

3	That the directors be authorised to allot the Cresence Shares	24,088,252	62.37%	14,534,708	37.63%

4	That the directors be generally authorised to allot shares	24,130,299	62.48%	14,490,436	37.52%

5	That the directors be authorised to disapply the statutory pre-emption provisions in connection with the authorisation to allot shares	24,132,442	62.64%	14,393,018	37.36%

6	That the directors be authorised to disapply the statutory pre-emption provisions in connection with the authorisation to allot shares	24,076,820	62.49%	14,451,140	37.51%

7	That the directors be authorised to disapply the statutory pre-emption provisions in connection with the authorisation to allot shares	24,079,017	62.50%	14,446,718	37.50%

8	That the directors be authorised to disapply the statutory pre-emption provisions in connection with the authorisation to allot shares	24,075,567	62.50%	14,447,393	37.50%

9	That Midatech Pharma Plc changes its name to Biodexa Pharmaceuticals PLC	24,711,795	64.03%	13,883,040	35.97%

The total number of votes cast represented approximately 35.6% of the Company’s total issued share capital.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480 180

www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Ltd (Joint Broker)

Andrew Thacker / James Pope

Tel: +44 (0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies, to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Midatech to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange's AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.